Filed by SUNation Energy, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SUNation Energy, Inc.

Filer’s SEC File No.: 001-31588

Date: November 2, 2026

SUNATION ENERGY ANNOUNCES CONFIDENTIAL SUBMISSION OF DRAFT REGISTRATION STATEMENT ON FORM S-4 IN
CONNECTION WITH PROPOSED MERGER WITH SUNIVA

RONKONKOMA, N.Y., November 2, 2026 (GLOBE NEWSWIRE) -- SUNation Energy, Inc. (Nasdaq: SUNE) (“SUNation” or the “Company”), a leading provider of residential and commercial solar energy systems, battery storage solutions and comprehensive energy services, today announced that it has confidentially submitted a draft registration statement on Form S-4 (the “Registration Statement”) to the U.S. Securities and Exchange Commission (“SEC”) in connection with its previously announced proposed merger with Suniva, Inc. (“Suniva”).

The confidential submission of the Registration Statement marks an important milestone toward the completion of the previously announced proposed business combination between SUNation and Suniva that, upon consummation, would result in Suniva becoming a wholly owned subsidiary of SUNation, with the combined company expected to be known as Suniva Inc. and be listed on Nasdaq under the ticker symbol “SUNV”. The Registration Statement is expected to include a proxy statement/prospectus containing information about SUNation, Suniva and the proposed transaction.

Completion of the proposed merger remains subject to satisfaction or waiver of the conditions set forth in the merger agreement, including required stockholder approvals, the Registration Statement being declared effective by the SEC, Nasdaq approval of the listing of the shares to be issued in the merger, and other customary closing conditions.

ABOUT SUNATION ENERGY, INC.

SUNation Energy Inc. (Nasdaq: SUNE) is a leading provider of sustainable solar energy and backup power solutions to residential, commercial, and municipal customers. The Company designs, installs, and services solar energy systems and related technologies, helping customers reduce energy costs, increase energy independence, and transition to cleaner energy solutions.

For more information, visit: ir.sunation.com

CONTACTS

Scott Maskin, Chief Executive Officer
SUNation Energy, Inc.
smaskin@sunation.com

James Brennan, Chief Financial Officer
SUNation Energy, Inc.
jbrennan@sunation.com

Investor Relations
Alliance Advisors IR
IR@sunation.com

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include all statements that are not historical facts and may be identified by words such as “anticipate,” “believe,” “expect,” “intend,” “estimate,” “plan,” “project,” “target,” “design,” “will,” “would” and similar expressions. These statements include, but are not limited to, statements regarding the proposed merger of SUNation and Suniva and its anticipated benefits; the expected timing and completion of the transaction; the combined company’s strategy, Nasdaq listing and future operations; expectations regarding the merger’s effect on margins, market access, access to capital markets and strategic opportunities; the expected relative ownership of SUNation and Suniva stockholders in the post-merger combined company, which is subject to potential adjustment based on SUNation’s net cash at closing; the combined company’s expected post-closing leadership; Suniva’s planned 4.5 gigawatt manufacturing expansion in Laurens County, South Carolina, including its estimated cost, building size, contracted water and power, expected timing and total annual cell capacity; the availability and sufficiency of debt and equity financing; long-term offtake agreements and the share of production capacity they cover; Suniva’s plan to become the largest domestic supplier of solar cells; production yields at the Norcross facility; Suniva’s PERC technology and its scalability and efficiency potential; and third-party forecasts regarding U.S. solar and data-center demand.

These forward-looking statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied. These risks include, among others: the risk that the proposed merger may not be completed on the anticipated timeline or at all; the failure to obtain required stockholder approvals, SEC effectiveness of the Form S-4 registration statement, or Nasdaq listing approval; the risk of potentially extended SEC review of the Form S-4; the parties’ ability to satisfy the conditions to closing; risks relating to constructing, equipping, permitting and ramping up the Laurens facility on time and on budget; the ability to convert offtake agreements into realized revenue; competition, tariffs, trade actions and changes in tax incentives, including the Section 45X advanced manufacturing production credit; technology, supply-chain and execution risks; the accuracy of third-party market data and forecasts; the operating history of Suniva; potential net losses incurred as a result of the current expansion stage nature of Suniva, as well as net losses carried forward from SUNation’s long standing business operations; the ability to raise additional capital; the ability of Suniva to execute on its business plans and for the combined companies to integrate SUNation’s solar installation systems into Suniva’s solar cell manufacturing operations; the effects of the One Big Beautiful Act of 2025 on the residential solar industry, which has had a material negative impact on residential solar installations since the January 2026 effectiveness thereof; Suniva’s limited experience in operating a public company; the substantial competition Suniva faces in developing and selling its solar cell development products; the ability to attract, hire, and retain skilled executive officers and employees; the ability of SUNation or Suniva to protect their respective intellectual property and proprietary technologies; reliance on third parties, contract manufacturers, and contract research organizations; uncertainties as to the timing of the consummation of the proposed transactions and the ability of each of the parties to consummate the proposed transactions; risks related to SUNation’s continued listing on Nasdaq until the closing of the proposed transactions; risks related to SUNation’s and Suniva’s ability to correctly estimate their respective operating expenses and expenses associated with the proposed transactions, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement; competitive responses to the proposed transactions; unexpected costs, charges or expenses resulting from the proposed transactions; the outcome of any legal proceedings that may be instituted against SUNation, Suniva or any of their respective directors or officers related to the Merger or the proposed transactions contemplated thereby; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transactions; the effect of the announcement or pendency of the transactions on SUNation’s or Suniva’s business relationships, operating results and business generally; the compliance and qualification for initial listing on Nasdaq related to the expected trading of the combined company’s stock on Nasdaq and the combined company’s ability to remain listed following the proposed transactions; the risk that as a result of adjustments to the Exchange Ratio (as set forth in the Merger Agreement, SUNation’s stockholders and Suniva’s stockholders could own more or less of the combined company than is currently anticipated; risks related to the market price of SUNation common stock relative to the Exchange Ratio; legislative, regulatory, political and economic developments and general market conditions, including those surrounding the viability of residential solar businesses following the loss of federal tax credits beginning in January 2026; and the other risks described in SUNation’s filings with the U.S. Securities and Exchange Commission (the “SEC”) and to be described in the Form S-4 and related proxy statement/prospectus.

Forward-looking statements speak only as of the date of this communication. Except as required by law, neither SUNation nor Suniva undertakes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and does not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed transactions or (ii) an offer to sell or buy, or the solicitation of an offer to sell or buy, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESS RELEASE IS TRUTHFUL OR COMPLETE.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This press release is not a substitute for the registration statement or for any other document that SUNation may publicly file with the U.S. Securities and Exchange Commission (“SEC”) in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME PUBLICLY AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents, when available, at the SEC’s website at www.sec.gov. In addition, investors and stockholders should note that SUNation communicates with investors and the public using its website (www.sunation.com) and the investor relations website, (https://ir.sunation.com/), where anyone will be able to obtain free copies of the proxy statement/prospectus and other documents filed by SUNation with the SEC and stockholders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transactions.

PARTICIPANTS IN THE SOLICITATION

SUNation, Suniva and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SUNation’s shareholders in respect of the proposed transaction. Information regarding SUNation’s directors and executive officers is set forth in SUNation’s most recent Annual Report on Form 10-K, including any information incorporated by reference, as filed with the SEC on March 23, 2026, as well as any supplemental or amended information set forth in the Company’s periodic reports, current reports and other submissions we have subsequently filed and will file with the SEC. Additional information regarding the participants in the solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes publicly available.